Exhibit 99.2

CHINA NEW BORUN CORPORATION

PROXY STATEMENT

General

Our board of directors is soliciting proxies for the annual general meeting of shareholders to be held on January 6, 2017 at 10:00 a.m., local time, or at any adjournment or postponement thereof (the “Annual General Meeting”). The Annual General Meeting will be held at our corporate office located at Bohai Industrial Park (Yangkou Town), Shouguang, Shandong 262715, People’s Republic of China.

Record Date, Share Ownership and Quorum

Record holders of ordinary shares as of the close of business on November 28, 2016, New York time, are entitled to vote at the Annual General Meeting. As of November 28, 2016, 25,725,000 of our ordinary shares, par value US$0.001 per share, were issued and outstanding, approximately 12,862,500 of which were represented by American Depositary Shares (“ADSs”). The holders of ordinary shares being not less than an aggregate of one-half of all ordinary shares in issue present in person or by proxy and entitled to vote shall be a quorum for all purposes.

Voting and Solicitation

Holders of ordinary shares outstanding on the record date are entitled to one vote for each ordinary share held. At the Annual General Meeting, every holder of ordinary shares present in person or by proxy may vote the fully paid ordinary shares held by such holder of ordinary shares. A resolution put to the vote of a meeting shall be decided on a show of hands, or on a poll, if a poll is demanded by the Chairman of the Board of Directors, who will act as chairman of the Annual General Meeting, or one or more shareholders present in person or by proxy. The Company expects that the Chairman of the Board of Directors will demand a poll at the Annual General Meeting, in which case, the affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and entitled to vote at the Annual General Meeting will be required to elect the five nominees for director and ratify the appointment of the Company’s independent auditor.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokers, fiduciaries and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

Holders of ordinary shares whose shares are registered in their own names may vote by attending the Annual General Meeting in person or by completing, dating, signing and returning the enclosed form of proxy to the attention of Jinmiao Wang, China New Borun Corporation, Bohai Industrial Park (Yangkou Town), Shouguang, Shandong 262715, People’s Republic of China. The form of proxy must arrive no later than the time for holding the Annual General Meeting or any adjournment thereof.

When proxies are properly completed, dated, signed and returned by holders of ordinary shares, the ordinary shares they represent, unless the proxies are revoked, will be voted at the Annual General Meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the ordinary shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the Annual General Meeting. Abstentions and broker non-votes will be counted as present for purposes of determining whether a quorum is present. Abstentions will have the same effect as a vote against the election of directors and the ratification of the appointment of the independent auditor. Broker non-votes will have no effect on the outcome of the vote for the election of directors, but will have the same effect as a vote against the appointment of the independent auditor. Note that if your ordinary shares are held of record by a broker or nominee, such broker or nominee will not have authority to vote your ordinary shares in the election of directors unless you provide instructions to him or her regarding how you would like your shares to be voted.

Please refer to this proxy statement and our annual report for 2015 for information related to the proposals. China New Borun Corporation’s 2015 Annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2015, has been posted on the Investor Relations section of the Company’s website at http://www.chinanewborun.com, and can also be accessed from the SEC’s website at http://www.sec.gov.

Voting by Holders of American Depositary Shares

The Bank of New York Mellon, as depositary of the ADSs, has advised us that it intends to mail to all record owners of ADSs this proxy statement, the accompanying notice of Annual General Meeting and a voting instruction card for record owners of ADSs. Upon the written request of an owner of record of ADSs by such owner’s delivery of a properly completed, dated and signed voting instruction card to The Bank of New York Mellon prior to 5:00 pm, New York time on December 28, 2016, The Bank of New York Mellon will endeavor, in so far as practicable, to vote or cause to be voted the amount of ordinary shares or other deposited securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. The Bank of New York Mellon has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. If your ADSs are held of record by a broker or nominee, such broker or nominee will not have authority to deliver voting instructions to The Bank of New York Mellon with respect to the election of directors unless you provide instructions to your broker or nominee regarding how you would like the voting instructions to be completed. As the holder of record for all the ordinary shares represented by all of our ADSs, only The Bank of New York Mellon may vote those ordinary shares at the Annual General Meeting.

The Bank of New York Mellon and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

If the enclosed voting instruction card is signed but is missing voting instructions, The Bank of New York Mellon will give discretionary proxy to a person designated by the Company; if the enclosed voting instruction card is improperly completed, The Bank of New York Mellon will not vote the ordinary shares underlying the ADSs to which such voting instruction card relates.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of China New Borun Corporation, if you hold our ordinary shares, or to The Bank of New York Mellon if you hold ADSs representing our ordinary shares.

PROPOSALS 1, 2, 3, 4 AND 5
ELECTION OF DIRECTORS

Background

Our Board of Directors currently consists of five members. One of the purposes of the Annual General Meeting is to re-elect five directors to hold office until the next annual general meeting of shareholders.

The Governance and Nominating Committee has nominated our current directors, Jinmiao Wang, Hengxiu Song, Binbin Jiang, Wen Jiang and Xisheng Lu for re-election at the Annual General Meeting.

We are not required by the law of the Cayman Islands, our Memorandum and Articles of Association or the rules of the New York Stock Exchange to hold an annual election for our directors, as our Memorandum and Articles of Association provide for indefinite terms for members of our Board of Directors. However, we view an annual election for directors as key to effecting good corporate governance.

Vote Required and Board Recommendation

If a quorum is present and upon demand of a poll, the affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and entitled to vote at the Annual General Meeting will be required to elect the five nominees for director.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF

PROPOSALS 1, 2, 3, 4 AND 5,

THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE

Information regarding Director Nominees

Ordinary shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominees named below. The Board of Directors has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such ordinary shares will be voted for the election of such substitute nominee as management may propose.

The names of the nominees, their respective ages as of November 28, 2016, the principal positions currently held by them and their biographies are as follows:

Name	Age	Position

Hengxiu Song	45	Chief Operations Officer, General Manager of Shandong Borun Industrial Co. Ltd and Director

Jinmiao Wang	46	Chief Executive Officer and Chairman of the Board

Binbin Jiang	42	Independent Director

Wen Jiang	52	Independent Director

Xisheng Lu	66	Independent Director

Hengxiu Song has served as our chief operations officer since 2010 and served as the general manager of Shandong Borun Industrial Co. Ltd., our wholly-owned subsidiary, since 2011. He has also served as the director of administration of Shandong Borun Industrial Co. Ltd. since April 2005. From April 2010 to November 2010 and from June 2011 to present, Mr. Song has served as director. From February 2002 to March 2005, Mr. Song served as the marketing and purchasing director of Shandong Borun Salt Industrial Co. Ltd., the predecessor company of Shandong Borun Industrial Co. Ltd. Mr. Song obtained a bachelor’s degree in Economics and Management from the Capital University of Economics and Business.

Jinmiao Wang has served as our Chief Executive Officer and Chairman of the Board of Directors since 2010. Mr. Wang also serves as the chairman of Shandong Borun Industrial Co. Ltd and has served in such capacity since July 2008. Prior to that, Mr. Wang served as the chairman and general manager of Shandong Borun Industrial Co. Ltd. from March 2006 to July 2008. From June 2004 to March 2006, Mr. Wang served as the chairman and general manager of Shandong Borun Salt Industrial Co. Ltd., the predecessor company of Shandong Borun Industrial Co. Ltd. From December 2000 to June 2004, Mr. Wang served as the chairman and general manager of Shouguang Haihong Salt-Making Co. Ltd. in the city of Shouguang in Shandong Province. Mr. Wang has been honored as a private entrepreneur in Shandong Province, having made significant contributions to his local economy in China.

Binbin Jiang has served as our independent director since June 2010. Since July 1997, he has served as the general secretary of Shandong Alcohol Industry Association, a member of the Technology Committee of the China Alcoholic Drinks Industry Association, Alcohol Branch, the vice general secretary of Shandong White Spirits Industry Association, the vice general secretary of Shandong Beer Industry Association, and the vice president of Shandong Food Industry Limited. He obtained a bachelor’s degree in Fermentation from Food Engineering School of Shandong Institute of Light Industry.

Wen Jiang has served as our independent director since January 2013. Since August 1993, he has served as Managing Director of an accounting firm, Wen Jiang & Company, PC, aka Wen Y Jiang CPA, PC in Portland, Oregon, which has provided services to more than 300 clients in the public and private sectors. From October 1990 to July 1993, Mr. Jiang served as an accountant at Larson, Dowsett & Fogg, CPA’s, PC in Portland, Oregon. Mr. Jiang has also served as an independent director of Andatee China Marine Fuel Services Corporation since May 2009, an independent director of China Industrial Waste Management, Inc. from August 2010 to September 2011, and a trustee of Robert E. & Joanne Gillespie Irrevocable Trust since 1994. He is a licensed CPA in the State of Oregon (1993) and a registered member with PCAOB. Mr. Jiang holds a Bachelor’s degree of Science in Accounting from Eastern Oregon University (1989).

Xisheng Lu has served as our independent director since January 2013. Since 1991, he has served as Chairman & Factory Director of Jin Long Distillery Factory in Qionglai City, Sichuan Province, China. From 1976 to 1990, he served as Factory Director of the First Liquor Making Branch Factory of Qionglai Sugar & Liquor Factory, the predecessor of Jin Long Distillery Factory. In 2002, Mr. Lu was elected as a standing director of the Alcoholic Drinks (bai jiu) Association of Sichuan Province and an editor of the Sichuan Province Alcoholic Drinks (bai jiu) Magazine. In 2007, Mr. Lu received the certificate of National Senior Alcoholic Drinks (bai jiu) maker. Mr. Lu is a Senior Engineer for the making of bai jiu. He has nearly 40 years’ experience in the bai jiu industry.

PROPOSAL 6
RATIFICATION OF APPOINTMENT OF THE INDEPENDENT AUDITOR

Background

We are asking holders of ordinary shares to ratify the Audit Committee’s appointment of BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO”) as the Company’s independent auditor for the fiscal year ending December 31, 2016. BDO is a registered public accounting firm with the Public Company Accounting Oversight Board (“PCAOB”), as required by the Sarbanes-Oxley Act of 2002 and the rules of the PCAOB. In the event the holders of ordinary shares fail to ratify the appointment, the Audit Committee will reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of different independent auditors at any time during the year if the Audit Committee determines that such a change would be in the Company’s and its shareholders’ best interests.

Vote Required and Board Recommendation

If a quorum is present and upon demand of a poll, the affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and entitled to vote at the Annual General Meeting will be required to ratify the appointment of BDO as the Company’s independent auditor for the fiscal year ending December 31, 2016.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 6 , THAT THE APPOINTMENT OF BDO AS THE COMPANY’S INDEPENDENT AUDITOR FOR THE FISCAL YEAR ENDING DECEMBER 31, 2015 BE RATIFIED, CONFIRMED, APPROVED AND ADOPTED.

OTHER MATTERS

We know of no other matters to be submitted to the Annual General Meeting. If any other matters properly come before the Annual General Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

/s/ Jinmiao Wang
Jinmiao Wang
Chaiman and Chief Executive Officer

November 28, 2016